EXHIBIT 99.1

Statoil ASA: Announcement of dividend per share for the fourth quarter 2016 in NOK

Statoil (OSE: STL, NYSE: STO) announced 7 February  2017 dividend per share of USD 0.2201 for fourth quarter 2016. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 15 May  2017, in total seven business days.

Average Norges Bank fixing rate for this period was 8.5344. Fourth quarter 2016 dividend per share is consequently NOK 1.8784.

Under the scrip dividend programme ("Scrip Dividend Programme") that was approved to be continued through the third quarter of 2017 by the Annual General meeting 11 May 2017, shareholders will have the option to receive dividend in newly issued dividend shares. The subscription period for fourth quarter 2016 will commence on or around 29 May 2017 and end on or around 12 June 2017. Further information about the Scrip Dividend Programme will be published in due course.

Cash dividend (net of any costs of newly issued dividend shares elected under the Scrip Dividend Programme) will be paid to shareholders on Oslo Børs on or around 23 June 2017 and to shareholders on New York Stock Exchange on or around 26 June 2017.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.